Exhibit 4.2

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals Incorporated (the “Company” or “Vertex”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (“Common Stock”).

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is based on the provisions of the Massachusetts Business Corporation Act (the “MBCA”), our Restated Articles of Organization, as amended (the “Articles”), and our Amended and Restated By-laws, as amended (the “By-laws”). This description does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of our Articles and our By-laws, each of which is filed and incorporated by reference as an exhibit to our Annual Report on Form 10-K, of which this Exhibit is a part, and the MBCA. You should read our Articles and Bylaws and the applicable provisions of the MBCA for a complete statement of provisions described under this caption “Description of Capital Stock” and for other provisions that may be important to you.

Authorized Capital Shares

Our authorized capital stock consists of 500,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The number of authorized shares of any class may be increased or decreased by an amendment to our Articles proposed by our board of directors and approved by a majority of the shares entitled to vote on the issue at a meeting at which a quorum exists.

Description of Common Stock

Dividend Rights

After satisfaction of any dividend rights of holders of Preferred Stock, holders of Common Stock are entitled ratably to any dividend declared by our board of directors out of funds legally available for this purpose.

Voting Rights

Each shareholder of record of our Common Stock is entitled to one vote for each share held on every matter properly submitted to the shareholders for their vote. Generally, a matter submitted for shareholder action shall be approved with a majority of the votes properly cast, except when a larger vote is required by law, our Articles or our By-laws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board of directors if the votes properly cast in favor of election of a director exceed the votes properly withheld in such election.

Holders of our Common Stock do not have cumulative voting rights.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights and Preferences

Holders of our Common Stock have no preemptive, subscription, redemption, conversion or exchange rights and no sinking fund provisions. There are no restrictions on alienability of our Common Stock or liabilities to further calls or assessments by the Company.

The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Provisions of Massachusetts Law, the Articles and By-Laws

Massachusetts Anti-Takeover Law and Control Share Acquisition Law

We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless (i) prior to the date such shareholder became an interested shareholder, the board of directors approved the business combination or transaction which resulted in the shareholder becoming interested, (ii) the interested shareholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested shareholder, or (iii) the business combination is approved by both the board of directors and at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder). Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested shareholders.

We are subject to Chapter 110D of the Massachusetts General Laws, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any shareholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the shareholders of the corporation so authorize. The board of directors may amend our by-laws to exclude us from this statute prospectively.

Removal of Directors

The Company's Articles provides that the directors may be removed from office by shareholder vote at any time, but only for cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Any director may also be removed from office for cause by vote of a majority of the directors then in office.

Special Shareholder Meeting

The Company's By-Laws provide that a special meeting of the shareholders may be called at any time by the chair of the board, the president, or the board of directors. A special meeting of the shareholders shall also be called by the secretary upon written application of one or more shareholders who hold at least forty percent in interest of the capital stock entitled to vote at the meeting.

Action by Written Consent

The Company's By-Laws provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting, but only if all shareholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of meetings of shareholders.

Requirements for Advanced Notification of Shareholder Nominations and Proposals

The Company's By-Laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

NASDAQ Listing

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “VRTX.”